599 Lexington Avenue New York, NY 10022-7650 +1 212 521 5400 Fax +1 212 521 5450 reedsmith.com
Daniel Goldberg Direct Phone: +1 212 549 0380 Email: DGoldberg@ReedSmith.com

December 30, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Pamela Howell

Re:	Signal Genetics LLC Draft Registration Statement on Form S-1 Submitted November 12, 2013 CIK No. 0001590750

Dear Ms. Howell:

On behalf of our client, Signal Genetics LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 6, 2013 (the “Comment Letter”), relating to the above-referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement.

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the Registration Statement in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in the Amendment. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

NEW YORK ♦ LONDON ♦ HONG KONG ♦ CHICAGO ♦ WASHINGTON, D.C. ♦ BEIJING ♦ PARIS ♦ LOS ANGELES ♦ SAN FRANCISCO ♦ PHILADELPHIA ♦ SHANGHAI ♦ PITTSBURGH ♦ HOUSTON SINGAPORE ♦ MUNICH ♦ ABU DHABI ♦ PRINCETON ♦ NORTHERN VIRGINIA ♦ WILMINGTON ♦ SILICON VALLEY ♦ DUBAI ♦ CENTURY CITY ♦ RICHMOND ♦ GREECE ♦KAZAKHSTAN

Securities and Exchange Commission December 30, 2013 Page 2

The Company acknowledges the Staff’s comment and respectfully advises the Staff that neither the Company, nor anyone authorized on behalf of the Company, has provided written materials in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), to potential investors. Similarly, no research reports about the Company have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is expected to participate in the Company’s offering. The Company will provide you with any such written materials or research reports if any are provided, published or distributed in the future.

2.	We will process your amendments without price ranges. As the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues in areas not previously commented on.

The Company acknowledges the Staff’s comment and will include the price range and the material information now appearing blank throughout the document in a later amendment.

3.	Prior to the effectiveness of the company’s registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance from FINRA.

The Company acknowledges the Staff’s comment and will inform the Commission as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance from FINRA prior to the effectiveness of the Company’s registration statement.

4.	Prior to effectiveness, please have a NASDAQ Capital Market representative call the staff to confirm that your securities have been approved for listing.

The Company acknowledges the Staff’s comment and will have a NASDAQ Capital Market representative call the Staff to confirm that the Company’s securities have been approved for listing prior to the effectiveness of the Company’s registration statement.

5.	Please revise where and as appropriate to clarify highly specialized terms, such as karyotyping and cytogenetic.

The Company acknowledges the Staff’s comment and has revised the prospectus to clarify these and any other highly specialized terms.

6.	Please clarify throughout your prospectus whether you offer a product or service. We note that your reference to tests and assays but also your references to your “innovative diagnostic services.”

Securities and Exchange Commission December 30, 2013 Page 3

The Company acknowledges the Staff’s comment and has revised the prospectus to clarify that the Company offers a service, as opposed to a product.

Prospectus Cover Page

7.	We note the Representative’s Warrants to be issued to the Representatives of the underwriters in this offering. Since these warrants and the common stock underlying the warrants are being registered in this offering, please revise the prospectus cover page, and the summary of the offering to clearly reflect these Representative’s Warrants.

The Company acknowledges the Staff’s comment and has included disclosure on the prospectus cover page and the summary of the offering to reflect the Representative’s Warrants to be issued to the underwriters’ representative in this offering.

Inside Front Cover Page, page ii

8.	We note your statement that “we have not independently verified” the industry and market data obtained from third-party sources. Please add disclosure confirming that the company is responsible for all of the disclosure in the prospectus. In addition, please remove such language, as this statement implies you are not responsible for the accuracy of the information you elect to include in your prospectus.

The Company acknowledges the Staff’s comment and has removed the statement that “we have not independently verified” the industry and market data obtained from third-party sources.

Market Opportunity, page 2

9.	Please revise to reconcile your statement on page one that MM is a hematologic cancer with your reference on page three to MM being a “precursor condition” or clarify.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the language on page 3 implying that MM is a “precursor condition” was a typographical error. The Company has revised the disclosure on page 3 as follows: “Collectively, these precursor conditions, MGUS and AMM are referred to as AMG.”

10.	We note the disclosure on page 8 regarding the reduced disclosure requirements as an emerging growth company. Please clearly disclose in this section that you have elected to avail yourselves of the extended transition period for complying with new or revised accounting standards.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 8 to disclose that the Company has elected to avail itself of the extended transition period for complying with new or revised accounting standards.

Securities and Exchange Commission December 30, 2013 Page 4

Use of Proceeds, page 44

11.	Please remove the statement that you “cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth.... Our management will retain broad discretion over the allocation of the net proceeds from this offering.” Also remove the second risk factor on page 40. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K.

The Company acknowledges the Staff’s comment and has removed the disclosure that reads the Company “cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth.... Our management will retain broad discretion over the allocation of the net proceeds from this offering.” The Company has also removed the second risk factor on page 40 of the prospectus appearing under the caption “We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

12.	The Management’s Discussion and Analysis section is one of the most critical aspects of your disclosure. As such, we request that you revise this section to provide a detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm.

The Company acknowledges the Staff’s comment and has revised the Management’s Discussion and Analysis of Financial Condition and Results of Operations section to provide a detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to the Company’s future revenues, financial position, liquidity, plan of operations, and results of operations.

Critical Accounting Policies, page 51

13.	We note that your accounts receivable represents 43% of total assets as of December 31, 2012. In order to enhance an investor’s understanding of your business and improve disclosure regarding the composition of your accounts receivable balances, please expand your revenue recognition disclosure to include the following:

(a)	State if your billing system generates contractual billing adjustments based on fee schedules from the patient’s insurance plan for each test performed, or if an estimate of billing allowances is made. If an estimate is made, state what factors are considered in determining your estimate.

Securities and Exchange Commission December 30, 2013 Page 5

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company bills Medicare, contracted insurance companies and directly billed customers at the contractual rate. The Company estimates contractual allowances for non-contracted insurance companies based on the aging of the accounts receivable and our historical collection experience for each type of payor. The Company has expanded its disclosure on page 55 of the prospectus to note the same.

(b)	Disclose the payor mix classifications and related aging of accounts receivable. The aging schedule may be based on management’s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care, Self-pay, and other etc.). Self-pay should be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has expanded its disclosure on page 55 of the prospectus to provide payor mix classifications and related aging of accounts receivable. The Company notes that there are no self-pay customers in the aging of accounts receivable since the Company does not record revenue from individuals for billings, deductibles or co-pays until cash is collected as collectability is not assured at the time the services are performed.

(c)	If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please disclose the balances of such amounts, where they have been classified in year aging categories, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self pay.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has expanded its disclosure on page 55 of the prospectus to note that the Company does not record revenues from self pay individuals until the cash is collected, it does not have accounts receivable recorded from self payers and that all accounts receivable, other than direct bill customers, are pending approval from third-party payors when recorded.

(d)	Please disclose the days’ sales outstanding for each period presented and the reasons for significant changes from the prior period, if applicable.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has expanded its disclosure on page 55 of the prospectus to provide this information.

Securities and Exchange Commission December 30, 2013 Page 6

Liquidity and Capital Resources, page 54

14.	Please describe any material commitments for capital expenditures as of the latest fiscal period and indicate the general purpose of such commitments and the anticipated source of funds. See Item 303(a)(2)(i) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that there are no material commitments for capital expenditures as of the latest fiscal period. The Company has included disclosure in the prospectus to note the same.

15.	We note your auditor’s going concern opinion. Please disclose the company’s ability to continue in operation for the next twelve months. In doing so, please disclose the internal source(s) of funds necessary to fund such operations and detail any need for external funding.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that to the extent that the Company needs to obtain additional funds beyond those provided by the offering, the Company will seek to obtain loans from its majority member on similar terms as the Company has done in the past. The Company has revised the disclosure in the prospectus to note the same.

16.	Identify any known trends or demands, commitments, events or uncertainties that will result in or are reasonably likely to result in a material increase or decrease in the company’s liquidity. See Item 303 (a)(1) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, at this time, the Company is not aware of any trends or demands, commitments, events or uncertainties that will result in or are reasonably likely to result in a material increase or decrease in the Company’s liquidity.

The JOBS Act, page 56

17.	We note your disclosures under this heading and on page 8 and 40 indicating that you have elected under the JOBS Act to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please expand your disclosure to indicate that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Please also include similar disclosures about the delay in adoption of new or revised accounting standards in your significant accounting policies footnotes.

The Company acknowledges the Staff’s comment and has updated the disclosures on pages 8, 43 and 61 to indicate that as a result of the Company’s election under the JOBS Act to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until such times as those standards apply to private companies, the Company’s financial statements may not be comparable to companies that comply with public company effective dates. The Company respectfully advises the Staff that because the Company has not, to date, delayed the adoption of any accounting standards, it has not included similar language in its significant accounting policies footnotes to the financial statements.

Securities and Exchange Commission December 30, 2013 Page 7

Business, page 57

18.	Revise to provide the basis for your statements in this section. For instance, we note statements such as, “experts caring for MM patients have been faced with a staging system that predates the current era,” “induction therapy vincristine, doxorubicin and dexamethasone, followed by stem cell transplant after high dose melphalan was introduced” resulted in longer term remissions but “patients always relapsed,” “[b]ased on the published medical literature, many experts in MM have concluded that the MyPRS should be used as part of routine patient management” and “we believe that as much as 30% to 40% of the future market for our tests may be derived from patients covered by Medicare and Medicaid.” Please note that these are only examples and do not represent all statements for which a basis should be provided throughout the Business section. Please remove any statements for which a basis cannot be provided and provide a citation to all of the sources to which you refer. Please provide us supplementally with copies of these sources.

The Company acknowledges the Staff’s comment and has revised this section of the prospectus to include the basis for such statements, including the source from which they are derived along with the appropriate citations.

The Company is supplementally submitting under separate cover copies of the materials supporting third-party statements utilized in the prospectus marked to show the relevant statement. Neither the Company nor the underwriters commissioned any of the reports and none were prepared in connection with the registration statement.

The Company respectfully requests that the Staff treat these materials as confidential and return them to the Company after it has completed its review.

19.	Please disclose your dependence on a major customer, as required by Item 101(h)(4)(vi) of Regulation S-K.

The Company acknowledges the Staff’s comment and has added additional disclosure in the Business Section regarding the Company’s dependence on the University of Arkansas for Medical Sciences, or UAMS, as a major customer.

Our Services, page 59

20.	We note your intention to add, offer and/or explore additional tests for patients with MM. Please revise to clarify the current state and expected timeframe for such additional products.

Securities and Exchange Commission December 30, 2013 Page 8

The Company acknowledges the Staff’s comment and respectfully advises the Staff that there is no specific timetable regarding the Company’s intention to add, offer and/or explore additional indications for its MyPRS® test. Over the next 12 to 18 months, the Company intends to expand its test menu by adding tests that are needed to manage MM patients. The Company has revised the disclosure in the prospectus to note the same.

Market Opportunity, page 60

21.	Revise to clarify whether the “1988 clinical study” and the “Nature’s MM supplement” refer to the same study. Also, advise us of whether this is the most current information available to support your statement on page 61 that “many doctors worry that they could do more harm than good if they treat otherwise healthy people.”

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the 1988 clinical study was a study discussed in Nature’s MM supplement. The Company has revised the disclosure on pages 3 and 66 to clarify the same. Further, the Company believes, based on The Disperenzieri paper (Blood October 2013), a copy of which is being supplementally submitted under separate cover, that the statement on page 61 is based on the most current information available.

The Company respectfully requests that the Staff treat The Disperenzieri paper as confidential and return it to the Company after it has completed its review.

Our Growth Strategy, page 61

22.	We note the disclosure on page 63 of the material terms of the License Agreement with UAMS. Please disclose the potential range of royalty payments (for example, “low single digits,” “high single digits,” or a range not to exceed ten percent). In addition, please disclose the minimum royalty payments or provide your analysis as to why this information is not material.

The Company acknowledges the Staff’s comment and has updated the disclosure on page 68 to state the potential range of royalty payments and the minimum royalty payments.

23.	We note on page 64 that you believe the MyPRS test is one of the most “extensively validated molecular prognostic assays on the market today.” Please revise to provide the basis for this statement in an appropriate location in your prospectus or remove.

The Company acknowledges the Staff’s comment and has revised the disclosure in the prospectus to read “We believe the MyPRS® test is one of the most extensively validated molecular prognostic assays on the market today, based on our knowledge that the test has been validated in 17 separate and distinct patient test databases.”

The Company is supplementally submitting under separate cover copies of the 17 references themselves. Neither the Company nor the underwriters commissioned any of the publications and none were prepared in connection with the registration statement.

Securities and Exchange Commission December 30, 2013 Page 9

The Company respectfully requests that the Staff treat these publications as confidential and return them to the Company after it has completed its review.

24.	Please name the “several large academic centers,” referred to on page 61, that use MyPRS on their MM patients or advise.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company did not include the names of the “several large academic centers” because the Company does not have contractual relationships with the academic centers themselves. The Company’s relationships are with the individual physicians practicing at these academic centers. The Company has revised the disclosure on page 67 to clarify the nature of the relationships.

25.	Revise to address the duration of the patents you discuss on pages 65-66 and 69-70. See Item 101(h)(4)(vii) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the disclosure in the prospectus to indicate that the ten issued patents have various expiration dates ranging from 2022 to 2029.

26.	Please clarify the significance of the positive LCD for MyPRS with the Jurisdiction H MAC.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Medicare has approved coverage and reimbursement for MyPRS® through a LCD promulgated by the Jurisdiction H MAC that includes Arkansas, where the Company’s laboratory is located, which provides that Medicare will pay for the tests the Company provides to Medicare patients. The Company has revised the disclosures on pages 67 and 72 to clarify the same.

Competition, page 67

27.	Please discuss the independent groups, peer-reviewed journals and independent clinical trials referred to in this section in greater details. Include in your revised discussion, identifying information so that the studies and journals may be located by investors.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 73 to direct readers to the Company’s website, which provides a select list of these publications.

The Company is supplementally submitting under separate cover copies of the publications themselves. Neither the Company nor the underwriters commissioned any of the publications and none were prepared in connection with the registration statement.

The Company respectfully requests that the Staff treat these publications as confidential and return them to the Company after it has completed its review.

Securities and Exchange Commission December 30, 2013 Page 10

Management, page 82

28.	Please disclose Mr. Riccitelli’s beginning and ending dates of employment for Genoptix. Also, please remove the specific financial information about this company and its subsequent sale.

The Company acknowledges the Staff’s comment and has added disclosure on page 88 disclosing Mr. Riccitelli’s beginning and ending dates of employment for Genoptix, which were October 2001 and June 2011, respectfully, and that from July 2011 until October 2012, Mr. Riccitelli was an independent consultant. The Company has also removed the specific financial information about Genoptix and its subsequent sale.

Executive Compensation, page 86

29.	Please revise footnote one to the summary compensation table to reflect, if true, that the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 is $0.

The Company acknowledges the Staff’s comment and has revised footnote one to the summary compensation table to clarify that the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 is $0.

30.	Please include the all other compensation and total compensation amounts in the summary compensation table.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that there is no “all other compensation” to disclose. The Company has revised the disclosure in the summary compensation table to include the total compensation amounts.

31.	Note 9 to the financial statements states that you have employment agreements with two of your employees. If you have an employment agreement with Mr. Johnson, please disclose the material terms and file as an exhibit.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Mr. Johnson is not an employee of the Company and therefore does not have an employment agreement. The employment agreements are with Samuel D. Riccitelli and Ryan van Laar, a non-executive employee of the Company, but a key employee as noted in the prospectus.

Certain Relationships and Related Transactions, page 92

32.	Please disclose the largest aggregate amount of principal outstanding during the period for which disclosure is provided and the amount of principal paid during the periods for which disclosure is provided for the Promissory Note. See Item 404(a)(5) of Regulation S-K.

The Company acknowledges the Staff’s comment and has disclosed on page 99 the largest aggregate amount of principal outstanding during the period for which disclosure is provided and the amount of principal paid during the periods for which disclosure is provided for the Promissory Note.

Securities and Exchange Commission December 30, 2013 Page 11

33.	Please revise to name the guarantors of the guaranty and security agreement.

The Company acknowledges the Staff’s comment and has revised the disclosure to state that the guaranty and security agreement is guaranteed by the subsidiaries of the Company.

Description of Securities, page 99

34.	The statement that “all outstanding shares of common stock are fully paid and non-assessable” is a legal conclusion you are not qualified to make. Either attribute this statement to counsel and file counsel’s consent or delete it.

The Company acknowledges the Staff’s comment and has deleted the statement that “all outstanding shares of common stock are fully paid and non-assessable.”

Financial Statements

35.	Please update your financial statements pursuant to Rule 8-08 of Regulation S-X. Also, please provide a current consent from your independent accountant.

The Company acknowledges the Staff’s comment and has added updated third quarter financial statements. The Company respectfully advises the Staff that it will provide the required consent from the Company’s independent accountant at such time as the Company is prepared to file the registration statement publicly on EDGAR.

Notes to Consolidated Financial Statements, page F-7

Summary of Significant Accounting Policies, page F-7

Accounts Receivable, page F-7

36.	We note your disclosure indicating that management determines bad debt provisions based on evaluation of historical collection experience and industry trends. Please tell us how many years of historical cash collectability experience you have and further describe the methods and procedures used to determine the allowance. Please disclose the amount of allowance for doubtful accounts as at the end of the periods presented required by FASB ASC 310-10-50-4 or tell us why this guidance does not apply to you.

The Company acknowledges the Staff’s comment and has revised the disclosure in the prospectus to provide the number of years of historical cash collectability experience the Company has, a description of the methods and procedures used to determine the contractual allowances and that no amount has been recorded as an allowance for doubtful accounts as of the end of the periods presented, as required by FASB ASC 310-10-50-4.

37.	We note that you have adopted the guidance under FASB ASU No. 2011-07, “Health Care Entities: Presentation and Disclosure of Patient Service Revenue, Provision for Bad Debts, and the Allowance for Doubtful Accounts for Certain Health Care Entities” retrospectively in the accompany consolidated financial statements. Please expand your disclosures to provide qualitative and quantitative information for the changes in your allowance for doubtful accounts required by FASB ASC paragraph 954-310-50-3 or disclose why you believe this guidance does not apply to you.

Securities and Exchange Commission December 30, 2013 Page 12

The Company acknowledges the Staff’s comment and has expanded the Company’s disclosures on page F-8 and F-9 to provide qualitative and quantitative information for the changes in the Company’s contractual allowances. In addition, the Company has documented that no amount has been recorded as an allowance for doubtful accounts as required by FASB ASC paragraph 954-310-50-3.

Revenue Recognition, page F-8

38.	Please revise to describe your revenue recognition policy in greater detail, including your consideration of the criteria in ASC 605-10-S99. To the extent that there are differences in your revenue recognition policies by payor type (e.g., Medicare, Medicaid, managed care programs, insurance carriers and self-pay), separately disclose each policy.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-8 and F-9 to describe the Company’s revenue recognition policy in greater detail by payor type (Medicare, contracted insurance companies, directly billed customers and non-contracted insurance companies), including the criteria in ASC 605-10-S99. The Company also notes that it does not record revenue from individuals for billings, deductibles or co-pays until cash is collected as collectability is not assured at the time the services are performed.

39.	We note you indicate that revenues are recorded at contracted prices or establishing billing rates less an estimated billing adjustment. Please quantify for us the amount of adjustments that you recorded upon final settlement with third- party payors such as Medicare, Medicaid, private insurance plans and managed care programs for each period presented. To the extent that such adjustments were significant, also tell us how you considered these adjustments in your determination that the fee is fixed and determinable.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosures on pages F-8 and F-9 related to revenue recognition. We have also quantified the amount of contractual allowances recorded in revenues on page F-8. To the extent that revenue is estimated for non-contracted payers, the fee is deemed to be fixed and determinable based upon our historical collection patterns with the respective payers.

Research and Development, page F-9

40.	Please clarify if your research and development expenses include an allocation of indirect costs such as depreciation, telephone, rent, supplies, insurance, repairs and maintenance. If so, please revise your disclosures accordingly.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that to date, the Company has not included an allocation of any indirect costs in research and development. The Company has revised the disclosure on page F-9 to note the same.

Securities and Exchange Commission December 30, 2013 Page 13

Part II
Item 15. Recent Sales of Unregistered Securities, page II-1

41.	Please provide the disclosure required by Item 701 of Regulation S-K to this section regarding the debt conversion that will occur as part of the corporate conversion.

The Company acknowledges the Staff’s comment and has revised the disclosure in this section to satisfy the disclosure requirements of Item 701 of Regulation S-K.

Exhibits

42.	We note that you have not filed your exhibits, including the underwriting agreement and your legality opinion. Please note that we may comment on these and other documents and allow for sufficient time for our review.

The Company acknowledges the Staff’s comment and agrees to provide all exhibits to the Staff in a timely manner to allow for sufficient review.

If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 549-0380.

Sincerely,

/s/ DANIEL I. GOLDBERG

Daniel I. Goldberg

cc. Sam Riccitelli, President and CEO of Signal Genetics LLC